Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), May 16, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the sixth tranche of the common share buyback program announced on March 3, 2022 (“Sixth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
09/05/2022	43,046	182.5652	7,858,701.55	19,438	191.8664	3,729,499.08	3,532,057.09	62,484	182.2988	11,390,758.64
10/05/2022	5,149	182.0510	937,380.75	21,252	189.5613	4,028,556.75	3,817,089.96	26,401	180.0868	4,754,470.71
11/05/2022	23,955	180.3957	4,321,380.00	7,043	190.6717	1,342,900.78	1,272,529.88	30,998	180.4603	5,593,909.88
12/05/2022	1,463	179.3079	262,327.45	9,050	187.7573	1,699,203.57	1,632,593.74	10,513	180.2455	1,894,921.19
13/05/2022	33,340	183.1045	6,104,705.00	—	—	—	—	33,340	183.1045	6,104,705.00
Total	106,953	182.1781	19,484,494.75	56,783	190.2006	10,800,160.18	10,254,270.68	163,736	181.6263	29,738,765.43

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of the Sixth Tranche of the buyback program dated March 3, 2022 till May 13, 2022, the total invested consideration has been:
•Euro 99,999,990.00 for No. 527,592 common shares purchased on the EXM (equal to the full amount of the Sixth Tranche to be executed on EXM as announced on March 3, 2022)
•USD 20,790,699.01 (Euro 19,387,633.57*) for No. 109,354 common shares purchased on the NYSE.

As of May 13, 2022, the Company held in treasury No. 11,065,151 common shares equal to 4.30% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 1, 2019 until May 13, 2022, the Company has purchased a total of 5,945,433 own common shares on EXM and NYSE, excluding transactions for Sell to Cover, for a total consideration of Euro 922,808,190.11.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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